

To the Holders of:
Structured Asset Trust Unit Repackagings (Saturns)
AIG Capital Security Backed
Series 2003-15
CLASS A CUSIP NO. 804113207
CLASS B CUSIP NO. 804113AA6

Distribution Date December 1, 2011

Bank of America National Association, as Trustee for the Trust, hereby gives notice with respect to the Distribution Date as follows:

The amount of the distribution payable to the Certificateholders on the Distribution Date allocable to principal and premium, if any, and interest, is as set forth below:

	Beginning Principal Amount	Principal Payment	Ending Principal Amount	Fixed Rate	Day Count	Fixed Interest Amount Due	Aggregate Interest Due and Unpaid	Total Distribution
A Units	$25,000,000.00	$0.00	$25,000,000.00	7.000%	180/360	$ 875,000.00	$0.00	$875,000.00
B Units	$25,000,000.00	$0.00	$25,000,000.00	0.581%	180/360	$ 72,625.00	$0.00	$72,625.00

Additional Information	
Swap Counterparty Payment Amount to Trustee	$0.00
Trustee Payment to Swap Counterparty	$0.00
Trustee Fees	$2,000.00
Expense Account Deposit	$3,500.00

Underlying Security HERTZ CORP 7.625% 6/01/12	
Payment Dates	June/December
Cusip	428040BS7
Current Principal Balance	$25,000,000.00
Annual Coupon Rate (Fixed)	7.62500%
Interest Payment Received	$953,125.00

	Original Ratings		Current Ratings			
Cusip	Moody's	S & P	Moody's	Date	S & P	Date
804113207	Baa2	BBB (Watch Neg)	B3 (Watch Neg)	5/11/2011	B- (Watch Neg)	5/11/2011
804113AA6	Baa2	BBB (Watch Neg)	B3 (Watch Neg)	5/11/2011	B- (Watch Neg)	5/11/2011
Underlying Security	Baa2	BBB (Watch Neg)	B3 (Watch Neg)	5/9/2011	B- (Watch Neg)	5/9/2011

*The Trustee shall not be held responsible for the selection or use of the CUSIP number nor is any representation made as to its correctness.
It is included for the convenience of the Holders.